UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

CERAGON NETWORKS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share	M22013 10 2
(Title of Class of Securities)	(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. M22013 10 2	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,263,553
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,263,553
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,263,553
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OR REPORTING PERSON IN

Item1 (a).	Name of Issuer:

Ceragon Networks Ltd. (hereinafter referred to as the "Company).

Item1 (b).	Address of Issuer's Principal Executive Offices:

24 Raoul Wallenberg Street Tel Aviv 69719, Israel

Item2 (a).	Name of Person Filing:

Zohar Zisapel

Item2 (b).	Address of Principal Business Office, or, if none, Residence:

24 Raoul Wallenberg Street Tel Aviv 69719, Israel

Item2 (c).	Citizenship:

Israeli

Item2 (d).	Title of Class of Securities:

This statement relates to Ordinary Shares, par value NIS 0.01 per share (hereinafter referred to as "Ordinary Shares").

Item2 (e).	CUSIP Number:

M22013 10 2

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2004, Zohar Zisapel beneficially owned 3,263,553 Ordinary Shares.

(b)	Percent of Class:

12.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,263,553

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,263,553

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005

BY /S/ Zohar Zisapel —————————————— Zohar Zisapel